Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO ANNOUNCES BOARD & MANAGEMENT APPOINTMENTS

October 19, 2009 – Vancouver, BC – Genco Resources Ltd (TSX: GGC) is pleased to announce the appointments, effective immediately, of Dr. Chris Wilson to its Board of Directors; Mr. Nico Civelli as Vice-President, Finance; and Mr. Andrew Tunningley as Vice-President, Exploration.

Dr. Wilson has been involved with international gold, silver and base metal exploration from grass roots through to advanced project management for over 20 years. He has specific expertise with epithermal and mesothermal vein systems, and is experienced in project acquisition, review, and valuation. Dr. Wilson is a Chartered Geologist and Fellow of Australian Institute of Mining and Metallurgy, as well as a Fellow of the Society of Economic Geologists. As a former Exploration Manager for Ivanhoe Mines (Mongolia), Dr. Wilson was responsible for management of a large exploration and advanced project portfolio. More recently, he worked as an Associate Principal Consultant with SRK and SRK Exploration Services (UK). Dr. Wilson is currently a principal with Exploration Alliance Ltd., a geological consultancy service.

Mr. Civelli is a financial consultant with expertise in the natural resources sector, and has strong associations with several European private asset management companies. He presently serves on the Board of LW Emerging Markets Fund, which is a European based mutual fund. Mr. Civelli holds a Master’s degree in Applied Finance from the University of Southern Queensland.

Mr. Tunningley has consulted in over 15 countries as an exploration geologist, and has a strong background in precious and base metal vein systems. He is skilled in the management of advanced projects, including the design and implementation of mapping, sampling, reverse circulation and diamond drill programs; design and implementation of QA/QC protocol; capture and verification of historic datasets; administration, management of GIS databases and preparation of budgets and cost control. Previously, Mr. Tunningley worked as an exploration geologist with Ivanhoe Mines and an Associate Consultant to SRK Exploration Services (UK).

Genco’s acting CEO, Mr. Robert Gardner, states that, “The appointments of Dr. Wilson and Mr. Tunningley, collectively operating through the geological consultancy Exploration Alliance Ltd., will benefit Genco with access to world-class geologists and consultants. The appointment of Mr. Civelli is a significant step, which demonstrates a determination to add value for our shareholders.”

Dr. Wilson comments that, “I am extremely pleased to have been invited to join Genco’s Board of Directors. The Exploration Alliance team recently visited La Guitarra, and we look forward to working with the existing Management to unlock the considerable potential that we see in the project.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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